FEB 28 2005 WASH. D.C. 179 SECTION

BB 3/15

SECU[illegible] 05038242 [illegible]MISSION

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.S. Howells & Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20555 North Pima Road, Suite 100
(No. and Street)

Scottsdale (City) Arizona (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris L. England (480) 563-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 South Quebec Street, Suite 200 (Address) Greenwood Village (City) Colorado (State) 80111 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8316

OATH OR AFFIRMATION

I, Chris L. England, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. Howells & Co., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRISTINE L. NICHOLS
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 25, 2008

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.S. Howells & Co.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

M.S. HOWELLS & CO.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
M.S. Howells & Co.

We have audited the accompanying statement of financial condition of M.S. Howells & Co. as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.S. Howells & Co. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 9, 2005

M.S. HOWELLS & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	146,474
Cash at clearing broker		268,228
Commissions receivable from clearing broker		538,858
Receivable from related parties		48,078
Deposit with clearing broker		202,750
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $144,685 (Note 2)		336,445
Other assets		96,707
Total assets	**$**	**1,637,540**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	558,725
Commissions payable		224,074
Obligations payable under capital leases		197,191
Due to clearing broker		677
Total liabilities		980,667
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, $.001 par value, authorized 3,000 shares, 1,354 shares outstanding		14
Additional paid-in capital		1,475,123
Deficit		(818,264)
Total shareholder's equity		656,873
Total liabilities and shareholder's equity	**$**	**1,637,540**

The accompanying notes are an integral part of this statement

M.S. HOWELLS & CO.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commissions (Note 2)	$ 7,337,091
Interest and dividends	230,823
Investment banking fees	160,838
Trading losses, net	(972)
Other	172,611
Total revenue	7,900,391
EXPENSES:	
Commissions, salaries, and related expenses	3,666,830
Clearing fees	1,297,128
General and administrative	864,331
Soft dollar expense	852,951
Information services	394,613
Occupancy and equipment	329,803
Travel and entertainment	222,808
Professional fees	101,212
Exchange and trading fees	92,827
Total expenses	7,822,503
NET INCOME	**$ 77,888**

The accompanying notes are an integral part of this statement

M.S. HOWELLS & CO.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional		Total
	Shares	Amount	Paid-in Capital	Deficit	Shareholder's Equity
BALANCES, December 31, 2003	1,354	$ 1,475,137	$ -	$ (835,124)	$ 640,013
Change in par value of common stock	-	(1,475,123)	1,475,123	-	-
Net income	-	-	-	77,888	77,888
Capital distributions	-	-	-	(61,028)	(61,028)
BALANCES, December 31, 2004	**1,354**	**$ 14**	**$ 1,475,123**	**$ (818,264)**	**$ 656,873**

The accompanying notes are an integral part of this statement

M.S. HOWELLS & CO.

STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	77,888
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		42,997
Increase in commissions receivable		(255,801)
Increase in deposit with clearing broker		(1,281)
Decrease in securities owned, at market value		104,990
Increase in other assets		(53,829)
Increase in accounts payable and other liabilities		588,975
Decrease in due to clearing broker		(45,631)
Net cash provided by operating activities		458,308
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(106,826)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in receivable from related parties		(40,504)
Payments on capital lease obligations		(1,545)
Capital distributions		(28,500)
Net cash used in financing activities		(70,549)
NET INCREASE IN CASH AND CASH EQUIVALENTS		280,933
CASH AND CASH EQUIVALENTS, beginning of year		133,769
CASH AND CASH EQUIVALENTS, end of year	**$**	**414,702**
CASH POSITION IS REPRESENTED BY:		
Cash and cash equivalents	$	146,474
Cash at clearing broker		268,228
	$	**414,702**
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Distribution of receivable from related party	**$**	**32,528**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Equipment purchased via capital lease obligations	**$**	**198,736**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.S. Howells & Co. ("the Company") was incorporated in Delaware on April 11, 2000 and is a securities broker-dealer and investment banker serving both individual and institutional investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing broker also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from four to five years. Leasehold improvements are amortized over life of the lease.

For purposes of the statement of cash flows, the Company considers all demand deposits, money market funds and cash at clearing broker to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service, therefore the Company's sole shareholder is liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under various operating leases expiring through 2010. Future minimum lease payments under the noncancellable leases as of December 31, 2004 are as follows:

Year	Amount
2005	$ 267,706
2006	197,317
2007	165,945
2008	162,307
Thereafter	202,470
	$ 995,745

Total rental expense for operating leases was $180,947 for the year ended December 31, 2004.

The Company has various capital lease obligations covering telephone equipment and office furniture expiring through 2010. Aggregate annual payments on capital lease obligations as of December 31, 2004 are as follows:

Year	Amount
2005	$ 48,881
2006	50,522
2007	50,522
2008	50,522
Thereafter	49,594
Total payments	250,041
Less amounts representing interest	(52,850)
Present value of the minimum lease payments	**$ 197,191**

The amount of equipment under capital leases at December 31, 2004 was $198,736.

During the year ended December 31, 2004, the Company generated approximately $145,000 of its commission revenue from transactions with related parties.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $197,547 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 4.96 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture. In addition, the cash shown on the accompanying statement of financial condition is deposited in bank accounts that are not FDIC insured. If the bank should cease doing business, these amounts could be subject to loss.

The Company has been named, along with various other parties, in a NASD arbitration and a lawsuit in US District Court in Orange County by several plaintiffs. These actions pertain to the conduct of a former potential client who was the manager of a hedge fund and also a potential registered representative of the Company. Management, after discussion with its counsel, believes that the Company has meritorious defenses and intends to vigorously defend itself in this matter, but it is not feasible to predict or determine the final outcome at the present time.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

M.S. HOWELLS & CO.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDIT:		
Shareholder's equity	$	656,873
DEBITS:		
Nonallowable assets:		
Receivable from related parties		48,078
Furniture, equipment and leasehold improvements		336,445
Other assets		96,707
Less assets adequately secured by liabilities		(21,904)
Total debits		459,326
NET CAPITAL		197,547
Minimum requirements of 6-2/3% of aggregate indebtedness of $980,667 or $100,000, whichever is greater		100,000
Excess net capital	**$**	**97,547**
AGGREGATE INDEBTEDNESS:		
Accounts and commissions payable	$	782,799
Obligations payable under capital leases		197,191
Due to clearing broker		677
Total aggregate indebtedness	**$**	**980,667**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**4.96 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as amended by the Company with the unaudited Form X-17A-5 as of December 31, 2004.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
M.S. Howells & Co.

In planning and performing our audit of the financial statements and supplementary information of M.S. Howells & Co. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by M.S. Howells & Co. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of M.S. Howells & Co. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

In addition, our review indicated that M.S. Howells & Co. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 9, 2005